SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BUSINESS NEWS

BVR Systems Wins $19.5 M Contract for Asian Air Force

        Rosh Ha’ayin, Israel – October 31, 2007 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF.OB), today announced the award of a contract, valued at approximately 19.5 million US dollars, for the provision of an EHUD™ Air Combat Maneuvering Instrumentation (ACMI) system for an Asian Air Force.

        The EHUD™ ACMI system will be used for real-time, autonomous combat training and debriefing. The contract includes the provision of new systems, static and mobile, as well as interoperability with an existing BVR supplied system already in service with this Air Force. MLM, a division of IAI, which cooperates with BVR in the production of the EHUD™ ACMI system, shall act as BVR’s subcontractor for the project.

BVR Systems’ CEO, Ilan Gillies commented: “We are pleased to receive this contract fortifying the EHUD™ ACMI system’s prime position as the top air combat training system in the world today. This new contract emphasizes once again the EHUD™ product’s overall excellent reputation for enhancing the training value and operational levels of air forces in Asia, NATO and around the world. This award is a further tribute to BVR’s technological leadership and strong competitive position for On-Board and Embedded training systems.”

To date, 18 leading air forces from four continents, amongst them many NATO countries, have chosen the EHUD™ ACMI solution.

        The EHUD™ ACMI system is a complete on-board autonomous training and safety suite, with state-of-the-art post-flight PC debriefing capabilities. The EHUD™ rangeless system is designed to enhance the airborne training of fighter pilots for a broad range of missions. It is a highly effective Air-to-Air and Air-to-Ground mission training and debriefing system. The system’s sophisticated safety features include mid-air and ground collision audio warnings, in addition to an extensive rule violation library. BVR’s EHUD™ is unsurpassed in capability, reliability and maintainability.

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Contacts: Ilan Gillies BVR Systems (1998) Ltd. Tel. +972-3-900-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: October 31, 2007